FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: February 12, 2013

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of the announcement of the corporate split of Kyocera Corporation (“Rinji-houkokusho”)

English translation of the announcement of the corporate split of Kyocera Corporation (“Rinji-houkokusho”)

1.	Reason for Filing

To report, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 7 of Paragraph 2 of Article 19 of Ordinance of Cabinet Office relating to Disclosure of Corporation, following a resolution of its Meeting of Board of Directors adopted on February 12, 2013, Kyocera Corporation (the “Company”) will split off its liquid crystal display (LCD) related business mainly for the industrial machinery, and transfer this business to Kyocera Display Corporation (KYD), a wholly owned consolidated subsidiary, by means of corporate split effective on April 1, 2013.

2.	Matters Reported

(1)	Outline of the company undertaking corporate split

1)	Status of the company undertaking corporate split

Trade Name:	Kyocera Display Corporation

Location of Headquarter:	Arakawa-ku, Tokyo

Name and Title of Representative:	Akihiko Ikeda, President and Representative Director

Capital Amount:	4,075 million yen (as of December 31, 2011)

Total Shareholders’ Equity:	2,663 million yen (as of December 31, 2011)

Total Assets:	47,837 million yen (as of December 31, 2011)

Principal Businesses:	Manufacturing, research and development and sales of LCD related products and touch panels

2)	Performances for the most recent three fiscal years ended December 31

Kyocera Display Corporation (Former Optrex Corporation)	Fiscal Years Ended December 31,
	2009*	2010*	2011*
	(million yen)
Net Sales	35,351	59,187	82,185
Profit (Losses) from Operations	(190)	281	857
Recurring Income (Losses)	(502)	(1,039)	71
Net Losses	(2,525)	(2,144)	(1,247)

*	The results for the fiscal years ended December 31, 2009, 2010 and 2011 are the results of former Optrex Corporation.

3)	The name of principal shareholder and its shareholding ratio

Kyocera Corporation 100%

4)	Relationship with the Company

Capital Relationship:	KYD is a wholly owned consolidated subsidiary of the Company.

Personal Relationship:	As of the date of submission of this report, the Directors and the members of Audit and Supervisory Board of KYD are delegated from the Company. Certain employees of the Company are dispatched to KYD.

Trade Relationship:	Products related to LCD and touch panels are traded between the Company and KYD. The Company loans KYD the working capital.

(2)	Objective of corporate split

In February 2012, the Company acquired 100% of the shares of Optrex Corporation (currently KYD), a specialized manufacturer of LCDs and related products, and made it a consolidated subsidiary.

KYD operates LCD related business through its high technological capabilities and strong customer bases for, among others, automotive applications. On the other hand, the Company operates an LCD related business mainly for the industrial machinery market.

This reorganization is intended to concentrate the Kyocera Group’s resources for the LCD related business within KYD, in order to promote integrated development, manufacturing and sales functions, and thereby strengthen development capabilities and improve productivity, as well as to further enhance related management fundamentals.

(3)	Method of corporate split, allocation of shares and other contents of corporate split

1)	Method of corporate split

This will be a “dividing and succeeding corporate split,” in which the Company will be the divided company and KYD will be the succeeding company.

2)	Allocation of shares

One share to be issued by KYD in the corporate split shall be allocated to the Company.

3)	Other contents of corporate split

a)	Schedule of corporate split

Meeting of Board of Directors to approve agreement for corporate split:	February 12, 2013

Execution of agreement for corporate split:	February 12, 2013

KYD’s General Shareholders Meeting to approve agreement for corporate split:	February 12, 2013

(The Company will undertake the corporate split without approval of its General Shareholders Meeting in accordance with Article 784-3 (Simplified procedure for corporate split) of the Corporation Act.)

Effective date of corporate split:	April 1, 2013 (scheduled)

Registration of corporate split in the commercial register:	April 1, 2013 (scheduled)

b)	Change of capital amount

There will be no change in the succeeding company’s capital amount in connection with the corporate split.

c)	Rights and obligations to be succeeded by the succeeding company

As of the effective date of the corporate split KYD will succeed assets, liabilities, rights and obligations belonging to the Company’s LCD related business under agreements and contracts to which the Company is a party.

(4)	Basis of calculation of allocation ratio related to corporate split

As the corporate split will be made between the Company and the Company’s wholly owned subsidiary, the Company and KYD have agreed that one share of KYD shall be issued and allocated to the Company.

(5)	Status of the succeeding company after corporate split

Trade Name:	Kyocera Display Corporation

Location of Headquarter:	Yasu-City, Shiga Prefecture

Name and Title of Representative:	Akihiko Ikeda, President and Representative Director

Capital Amount:	4,075 million yen

Total Shareholders’ Equity*:	Not yet determined

Total Assets*:	Not yet determined

Principal Businesses:	Manufacturing, research and development and sales of LCD related products and touch panels

*	As of the date of submission of this report, total shareholders’ equity and total assets of the succeeding company have not yet been determined.

(6)	Items of securities’ issuer in the case that securities issued for allocation related to corporate split are other than the succeeding company’s stock, corporate bond, stock acquisition rights, bond with stock acquisition rights and equity securities

Not Applicable